Filed Pursuant to 424(b)(5)
Registration No. 333-286174

Prospectus Supplement
(to Prospectus dated April 3, 2025)

5,000,000 Shares

Allot Ltd.
Ordinary Shares

We are offering 5,000,000 ordinary shares.

Our ordinary shares are listed on the Nasdaq Global Select Market (“Nasdaq”) and on the Tel Aviv Stock Exchange (the “TASE”), under the symbol “ALLT.” On June 24, 2025, the last reported per share sale price of our ordinary shares was $9.61 on Nasdaq and, on June 23, 2025, the last reported per share sale price of our ordinary shares was NIS 32.86 on the TASE.

Pursuant to an agreement reached with Lynrock Lake Master Fund LP (“Lynrock”), conditional upon the closing of this offering, $31.41 million of the outstanding principal amount under the senior unsecured convertible promissory note with a face value of $40.0 million issued by us to Lynrock on February 18, 2022 (as amended, the “Lynrock Note”) will be repaid and cancelled in exchange for consideration consisting of $31.41 million in cash from the net proceeds of this offering, and the remaining $8.59 million principal amount outstanding under the Lynrock Note will be converted into 1,249,995 ordinary shares, representing a conversion rate per $1,000 principal amount equal to $1,164.14 divided by the public offering price, concurrent with the closing of this offering. Lynrock is expected to own approximately 21.8% of our outstanding ordinary shares following this offering and the repayment and conversion of the Lynrock Note. Lynrock has entered into a customary lock-up agreement with the underwriters with respect to its ordinary shares, including those to be issued upon conversion of the Lynrock Note, for a period of 75 days following the date of this prospectus supplement. See “Summary—Lynrock Note Transaction” and “Underwriting—Lock-Up Agreements.”

We are a “foreign private issuer” under applicable U.S. Securities and Exchange Commission (the “SEC”) rules and are eligible for reduced public company disclosure requirements.

Investing in our ordinary shares involves substantial risks. See the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

None of the SEC, the Israel Securities Authority or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$8.00	$40,000,000
Underwriting discount	$0.44	$2,200,000
Proceeds, before expenses, to us	$7.56	$37,800,000

The underwriters have the option to purchase up to 750,000 additional ordinary shares from us at the public offering price, less the underwriting discount, for a period of 30 days after the date of this prospectus supplement.

The underwriters expect to deliver the ordinary shares on or about June 26, 2025.

Joint Book-Running Managers

TD Cowen	William Blair

Lead Manager

Needham & Company

Co-Manager

Northland Capital Markets

Prospectus supplement dated June 24, 2025

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and is part of a registration statement (File No. 333-286174) that we filed with the SEC utilizing a “shelf” registration process. The second part is the accompanying prospectus, which includes more general information, some of which may not apply to this offering.

We urge you to carefully read this prospectus supplement and the accompanying prospectus, and the documents incorporated herein and therein before buying any of the securities being offered under this prospectus supplement and the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference therein, the statements made in this prospectus supplement will be deemed to modify or supersede those statements made in the accompanying prospectus and the documents incorporated by reference herein and therein.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in or incorporated by reference into this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared, and neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriters are not making an offer to sell, or seeking offers to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference herein or therein is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus, as the case may be, or in the case of the documents incorporated by reference, the date of such documents, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus or of any sale of the ordinary shares.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus supplement or the accompanying prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus supplement or the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus supplement or the accompanying prospectus outside the United States.

Unless the context otherwise requires, “Allot,” “we,” “us,” “our,” “the Company” and similar terms refer to Allot Ltd. and its subsidiaries on a consolidated basis.

The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” and “$” refer to U.S. dollars, the lawful currency of the United States.

Throughout this prospectus supplement and the accompanying prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Allot” design logo is the property of Allot Ltd. We have several other trademarks and service marks. Although we have omitted trademark designations in this prospectus supplement and the accompanying prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks, service marks and trade names appearing in this prospectus supplement and the accompanying prospectus are the property of their respective holders.

S-ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that we have based on our current expectations and projections about future events. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “forecast,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Examples of forward-looking statements included or incorporated by reference in this prospectus supplement include, but are not limited to, statements regarding our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition.

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends which affect or may affect our business, operations and industry. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including the risks identified under “Risk Factors” herein and in Item 3. “Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”).

Further information about risks and other factors that may affect our future performance is contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. All forward-looking statements speak only as of the date of this prospectus supplement, unless otherwise indicated. Although we believe the expectations reflected in the forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We expressly disclaim any obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement or the accompanying prospectus or incorporated by reference herein or therein. This summary does not contain all the information that you should consider before deciding to invest in our ordinary shares. You should carefully read this entire prospectus supplement, the accompanying prospectus and any related free writing prospectus, including each of the documents incorporated herein and therein by reference, before making an investment decision. You should carefully consider the information set forth under “Risk Factors” in this prospectus supplement, in the accompanying prospectus and in any related free writing prospectus, and under similar headings in the other documents that are incorporated by reference into this prospectus supplement or the accompanying prospectus, including the Annual Report and certain information expressly incorporated by reference herein from our report on Form 6-K furnished to the SEC on June 24, 2025. You should also carefully read the information incorporated by reference into this prospectus supplement and the accompanying prospectus, including our financial statements, and the other information in the exhibits to the registration statement of which the accompanying prospectus is a part. Except as otherwise noted, all information in this prospectus supplement reflects and assumes no exercise of the underwriters’ option to purchase additional ordinary shares.

Overview

We are a provider of leading innovative security solutions and network intelligence solutions for mobile, fixed and cloud service providers and enterprises worldwide. Our solutions are deployed globally for network-based security, including mobile security, distributed denial of service protection and Internet of Things security, network and application analytics, traffic control and shaping, and more. We have over one billion service provider and enterprise network users across 100 countries, and 25% of Fortune 500 companies are our customers. Our multi-service platforms (AllotSmart) are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises, with over 350 distributor, reseller and system integrator partners globally. Our industry-leading network-based security as a service (“SECaaS”) solution is used by over 20 million subscribers in over 100 countries. We are becoming a security-first company, operating under a single, unified business unit. Our foundations are our deep expertise and proven capabilities combining two key areas: cybersecurity and network intelligence.

Corporate Information

We are a company limited by shares incorporated under the laws of the State of Israel. Our legal and commercial name is Allot Ltd. We were incorporated on November 12, 1996. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications Inc. as our agent to receive service of process in any action arising under U.S. securities laws against us in any United States federal or state court. The address of Allot Communications Inc. is 1500 District Avenue, Burlington, MA 01803.

THE OFFERING

Ordinary shares offered by us	5,000,000 ordinary shares (5,750,000 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us in full).

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days after the date of this prospectus supplement to purchase from us up to 750,000 ordinary shares.

Ordinary shares to be outstanding after this offering and conversion of a portion of the Lynrock Note(1)	45,994,386 ordinary shares (46,744,386 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares from us in full). This includes 1,249,995 ordinary shares issuable upon conversion of $8.59 million of the Lynrock Note.

Use of proceeds

We expect to receive net proceeds from this offering of approximately $36.7 million (or approximately $42.4 million if the underwriters exercise their option to purchase additional ordinary shares from us in full), after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use $31.41 million of the net proceeds from this offering to repay $31.41 million of the outstanding principal under the Lynrock Note. The remaining balance of the net proceeds will be used for general corporate purposes. See “Use of Proceeds.”

Nasdaq and TASE trading symbol	“ALLT”

Risk factors	You should carefully consider all of the information in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference herein and therein. In particular, for a discussion of some specific factors you should consider before deciding to invest in our ordinary shares, see “Risk Factors” beginning on page S-9 in this prospectus supplement and the other information included in this prospectus supplement, and under “Risk Factors” on page 4 in the accompanying prospectus and in the documents incorporated by reference herein, including in our Annual Report.

Lynrock Note Transaction	The remaining $8.59 million principal amount outstanding under the Lynrock Note following payment of $31.41 million of principal using a portion of the proceeds of this offering will be converted into 1,249,995 ordinary shares, representing a conversion rate per $1,000 principal amount equal to $1,164.14 divided by the public offering price, concurrent with the closing of this offering. Lynrock is expected to own approximately 21.8% of our outstanding ordinary shares following this offering and the repayment and conversion of the Lynrock Note. Lynrock has entered into a customary lock-up agreement with the underwriters with respect to its ordinary shares, including those to be issued upon conversion of the Lynrock Note, for a period of 75 days following the date of this prospectus supplement. See “Underwriting—Lock-Up Agreements.”

(1)	The number of our ordinary shares to be outstanding after this offering is based on 39,744,391 ordinary shares outstanding and excludes, in each case, as of March 31, 2025:

●	20,000 ordinary shares issuable upon the exercise of options outstanding under our equity incentive plans, at a weighted average exercise price of $5.94 per share;

●	3,704,061 ordinary shares underlying restricted stock units (“RSUs”) outstanding under our equity incentive plans; and

●	566,962 ordinary shares reserved for future issuance under our 2016 Incentive Compensation Plan (the “2016 Plan”).

For additional information, see Item 6. “Directors, Senior Management and Employees—E. Share Ownership—Share Option Plans” and “Directors, Senior Management and Employees—E. Share Ownership—2016 Incentive Compensation Plan, as amended (formerly, 2006 Incentive Compensation Plan),” respectively, in our Annual Report, which is incorporated by reference herein.

In addition, unless otherwise indicated, all information contained in this prospectus supplement assumes no exercise of the outstanding options or vesting and settlement of the RSUs described above after March 31, 2025.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data. We prepare our consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). We have derived our summary consolidated statements of income data and our consolidated statements of cash flows data for the years ended December 31, 2022, 2023 and 2024, and our consolidated balance sheet data as of December 31, 2024 from our audited consolidated financial statements included in our Annual Report on Form 20-F incorporated by reference herein. We have derived our unaudited consolidated statements of income data and our unaudited consolidated statements of cash flows data for the three-month periods ended March 31, 2024 and 2025, and our unaudited consolidated balance sheet data as of March 31, 2025, from our unaudited consolidated statements of income and our unaudited consolidated statements of cash flows for the three-month periods ended March 31, 2024 and 2025 and our unaudited consolidated balance sheet as of March 31, 2025, which are included in Exhibit 99.1 to our report on Form 6-K furnished to the SEC on June 24, 2025 and which statements are incorporated by reference in this prospectus supplement and the accompanying prospectus; and we have derived our unaudited consolidated statements of income data for the three-month periods ended December 31, 2024, September 30, 2024 and June 30, 2024 from our unaudited consolidated statements of income for the three-month periods ended December 31, 2024, September 30, 2024 and June 30, 2024, as applicable (collectively, the “Quarterly Financial Information”). In the opinion of management, all adjustments necessary to fairly present the financial position and results for the interim periods presented have been included and are of a normal recurring nature except as otherwise disclosed in our reports or other information incorporated by reference in this prospectus supplement and the accompanying prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.

The tables set forth below should be read in conjunction with, and are qualified by reference to, Item 5. “Operating and Financial Review and Prospects” and the consolidated financial statements and notes thereto included in our Annual Report, which is incorporated by reference in this prospectus supplement and the accompanying prospectus, and the Quarterly Financial Information, the information under the section “First quarter 2025 Financial Results Summary” and the information in the table “Reconciliation of GAAP to Non-GAAP Supplemental Financial Data,” together with the paragraphs under the caption “Non-GAAP financial data,” which Quarterly Financial Information and information are included in Exhibit 99.1 to our report on Form 6-K furnished to the SEC on June 24, 2025 and which Quarterly Financial Information and information are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Year ended December 31,			Three months ended March 31,
	2022	2023	2024	2024	2025
	(in thousands, except per share data)
Statements of Operations Data:
Revenues	$122,737	$93,150	$92,195	$21,890	$23,150
Cost of revenues	39,831	40,464	28,505	6,792	7,103
Gross profit	82,906	52,686	63,690	15,098	16,047
Operating expenses:
Research and development costs, net	49,800	39,115	26,112	7,149	5,991
Sales and marketing	49,393	43,850	30,908	7,790	7,338
General and administrative	15,982	34,656	12,684	2,902	3,427
Total operating expenses	115,175	117,621	69,704	17,841	16,756
Operating loss	(32,269)	(64,935)	(6,014)	(2,743)	(709)
Financial income, net	2,134	3,215	1,910	540	673
Loss before income tax expense	(30,135)	(61,720)	(4,104)	(2,203)	(36)
Income tax expense	1,895	1,084	1,765	307	296
Net loss	$(32,030)	$(62,804)	$(5,869)	$(2,510)	$(332)
Basic net loss per share	$(0.87)	$(1.66)	$(0.15)	$(0.07)	$(0.01)
Diluted net loss per share	$(0.87)	$(1.66)	$(0.15)	$(0.07)	$(0.01)
Weighted average number of shares used in computing basic net loss per share	36,975,424	37,911,214	38,928,475	38,411,724	39,620,521
Weighted average number of shares used in computing diluted net loss per share	36,975,424	37,911,214	38,928,475	38,411,724	39,620,521

	Year ended December 31,			Three months ended March 31,
	2022	2023	2024	2024	2025
	(in thousands)
Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$(32,565)	$(29,736)	$4,826	$(2,309)	$1,685
Net cash provided by (used in) investing activities	(6,512)	31,633	(2,877)	10,835	(8,004)
Net cash provided by financing activities	39,655	—	1	—	238

	As of
	December 31, 2024	March 31, 2025
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, short-term bank deposits, short-term restricted deposits and available-for-sale marketable securities	$58,766	$60,717
Total assets	139,641	140,345
Convertible note	39,973	40,000
Total liabilities	89,832	90,344
Total shareholders’ equity	49,809	50,001

	Year ended December 31,			Three months ended March 31,
	2022	2023	2024	2024	2025
	(in millions)
Other Financial and Operating Data:
SECaaS revenues(1)	$7.2	$10.6	$16.5	$3.4	$5.1
Recurring revenues(2)	$50.0	$49.5	$53.8	$11.5	$14.1
SECaaS ARR(3)	$9.2	$12.7	$18.2	$13.7	$21.2

(1)	SECaaS refers to security as a service. We enter into service contracts pursuant to which we provide our SECaaS solution to operators using a revenue share business model whereby we and the operator share the revenue generated from the operator’s subscribers, or a fixed periodic fee up to an agreed number of subscribers. A majority of our SECaaS revenues are from contracts of one year or longer. We consider the operator to be our customer. The majority of our SECaaS service contracts contain a single performance obligation comprised of a series of distinct goods and services satisfied over time. Contract consideration is based on usage by the operator’s subscribers. As such, we allocate the variable consideration from those contracts to distinct service periods in which the service is provided and recognize revenue for each distinct service period.

Our quarterly SECaaS revenues since the quarter ended June 30, 2023 have been as follows:

Quarter	$ millions
Q2-2023	2.4
Q3-2023	2.8
Q4-2023	3.2
Q1-2024	3.4
Q2-2024	3.7
Q3-2024	4.7
Q4-2024	4.8
Q1-2025	5.1

(2)	Recurring revenues refers to the sum of support and maintenance revenues and SECaaS revenues. We generally provide maintenance and support services pursuant to a maintenance and support program, which may be purchased by customers at the time of product purchase or on a renewal basis. A majority of these programs are for one year or longer.

Our quarterly recurring revenues since the quarter ended June 30, 2023 have been as follows:

Quarter	$ millions
Q2-2023	12.3
Q3-2023	12.3
Q4-2023	12.5
Q1-2024	11.5
Q2-2024	11.6
Q3-2024	13.5
Q4-2024	17.3
Q1-2025	14.1

(3)	SECaaS ARR measures the current annual recurring SECaaS revenues, which is calculated based on estimated SECaaS revenues for the last month in the relevant period multiplied by 12.

Non-GAAP Financial Measures

The following non-GAAP financial data and reconciliations to financial information prepared in accordance with GAAP, including non-GAAP gross profit, non-GAAP operating expenses, non-GAAP financial and other income, non-GAAP taxes and other income, non-GAAP net income and non-GAAP net income per share, are presented to enable investors to have additional information on our business performance as well as a further basis for periodic comparisons and trends relating to our financial results. We believe such data provides useful information to investors and analysts by facilitating more meaningful comparisons of our financial results over time. The Company provides these non-GAAP financial measures because it believes they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance. Accordingly, the Company believes they are useful to investors in enhancing an understanding of the Company’s operating performance.

The non-GAAP financial measures used by the Company are not based on any comprehensive set of accounting rules or principles. We believe that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP financial measures may not be comparable with the calculation of similar measures for other companies. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

	Year ended December 31,			Three months ended March 31,
	2022	2023	2024	2024	2025
	(in thousands, except percentages)
GAAP gross profit	$82,906	$52,686	$63,690	$15,098	$16,047
Share-based compensation(1)	1,133	1,219	779	154	94
Amortization of intangible assets	613	1,606	608	152	152
Non-GAAP gross profit	$84,652	$55,511	$65,077	$15,404	$16,293

GAAP gross margin	67.5%	56.6%	69.1%	69.0%	69.3%
Share-based compensation(1)	1.0%	1.3%	0.8%	0.7%	0.4%
Amortization of intangible assets	0.5%	1.7%	0.7%	0.7%	0.7%
Non-GAAP gross margin	69.0%	59.6%	70.6%	70.4%	70.4%

GAAP operating expenses	$115,175	$117,621	$69,704	$17,841	$16,756
Share-based compensation(1)	(8,032)	(7,626)	(5,261)	(1,206)	(887)
Income related to M&A activities(2)	274	699	—	—	—
Changes in taxes for headcount related items	325	—	—	—	—
Non-GAAP operating expenses	$107,742	$110,694	$64,443	$16,635	$15,869

GAAP operating loss	$(32,269)	$(64,935)	$(6,014)	$(2,743)	$(709)
Changes in taxes for headcount related items	(325)	—	—	—	—
Share-based compensation(1)	9,165	8,845	6,040	1,360	981
Income related to M&A activities(2)	(274)	(699)	—	—	—
Amortization of intangible assets	613	1,606	608	152	152
Non-GAAP operating profit (loss)	$(23,090)	$(55,183)	$634	$(1,231)	$424

GAAP net loss	$(32,030)	$(62,804)	$(5,869)	$(2,510)	$(332)
Share-based compensation(1)	9,165	8,845	6,040	1,360	981
Amortization of intangible assets	613	1,606	608	152	152
Income related to M&A activities(2)	(270)	(656)	—	—	—
Changes in taxes for headcount related items	(325)	—	—	—	—
Exchange rate differences(3)	(442)	(378)	502	94	(61)
Changes in tax related items	100	100	352	44	45
Non-GAAP net income (loss)	$(23,189)	$(53,287)	$1,633	$(860)	$785

(1)	The below table sets forth share-based compensation for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2022	2023	2024	2024	2025
	(in thousands)
Cost of revenues	$1,133	$1,219	$779	$154	$94
Research and development costs, net	3,168	3,010	1,988	498	242
Sales and marketing	2,943	2,651	1,855	443	305
General and administrative	1,921	1,965	1,418	265	340
Share-based compensation	$9,165	$8,845	$6,040	$1,360	$981

(2)	The below table sets forth income related to M&A activities for the periods presented:

	Year ended December 31,			Three months ended March 31,
	2022	2023	2024	2024	2025
	(in thousands)
General and administrative	—	$(699)	—	—	—
Research and development costs, net	$(274)	—	—	—	—
Financial expenses	4	43	—	—	—
Income related to M&A activities	$(270)	$(656)	—	—	—

(3)	Represents the change in value of non-dollar denominated financial assets based on changes in the relevant exchange rate compared to the U.S. dollar.

Unaudited Quarterly Financial Information

The following tables set forth our unaudited quarterly consolidated statements of operations data for each of the quarters indicated. The information for each quarter has been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus supplement, and reflect, in the opinion of management, all adjustments of a normal, recurring nature that are necessary for a fair presentation of the financial information contained in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. The following quarterly financial data should be read in conjunction with our consolidated financial statements included or incorporated by reference in this prospectus supplement.

	Three months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands)
Statements of Operations Data:
Revenues	$21,126	$25,047	$22,635	$24,342	$21,890	$22,164	$23,235	$24,906	$23,150
Operating profit (loss)	$(11,866)	$(21,492)	$(12,663)	$(18,914)	$(2,743)	$(3,366)	$(217)	$312	$(709)
Profit (loss) before income tax expense	$(11,072)	$(20,507)	$(11,888)	$(18,253)	$(2,203)	$(2,877)	$296	$680	$(36)
Net profit (loss)	$(11,362)	$(20,732)	$(12,361)	$(18,349)	$(2,510)	$(3,356)	$(244)	$241	$(332)

The following tables set forth non-GAAP financial data and reconciliations to financial information prepared in accordance with GAAP. See “—Non-GAAP Financial Measures.”

	Three months ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands, except percentages)
GAAP gross profit	$17,340	$10,470	$11,401	$15,098	$15,175	$16,364	$17,053	$16,047
Share-based compensation(1)	348	178	162	154	324	153	148	94
Amortization of intangible assets	194	195	1,024	152	152	152	152	152
Non-GAAP gross profit	$17,882	$10,843	$12,587	$15,404	$15,651	$16,669	$17,353	$16,293

GAAP gross margin	69.2%	46.3%	46.8%	69.0%	68.5%	70.4%	68.5%	69.3%
Share-based compensation(1)	1.4%	0.8%	0.7%	0.7%	1.4%	0.7%	0.6%	0.4%
Amortization of intangible assets	0.8%	0.8%	4.2%	0.7%	0.7%	0.6%	0.6%	0.7%
Non-GAAP gross margin	71.4%	47.9%	51.7%	70.4%	70.6%	71.7%	69.7%	70.4%

GAAP operating expenses	$38,832	$23,133	$30,315	$17,841	$18,541	$16,581	$16,741	$16,756
Share-based compensation(1)	(2,077)	(1,163)	(1,449)	(1,206)	(1,863)	(1,016)	(1,176)	(887)
Income related to M&A activities(2)	—	—	699	—	—	—	—	—
Non-GAAP operating expenses	$36,755	$21,970	$29,565	$16,635	$16,678	$15,565	$15,565	$15,869

	Three months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands, except percentages)

GAAP operating profit (loss)	$(11,866)	$(21,492)	$(12,663)	$(18,914)	$(2,743)	$(3,366)	$(217)	$312	$(709)
Share-based compensation(1)	3,468	2,425	1,341	1,611	1,360	2,187	1,169	1,324	981
Amortization of intangible assets	193	194	195	1,024	152	152	152	152	152
Income related to M&A activities(2)	—	—	—	699	—	—	—	—	—
Non-GAAP operating profit (loss)	$(8,205)	$(18,873)	$(11,127)	$(15,580)	$(1,231)	$(1,027)	$1,104	$1,788	$424

(1)	The below table sets forth share-based compensation for the periods presented:

	Three months ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands)
Cost of revenues	$348	$178	$162	$154	$324	$153	$148	$94
Research and development costs, net	754	457	597	498	787	402	301	242
Sales and marketing	733	408	473	443	792	310	310	305
General and administrative	590	298	379	265	284	304	565	340
Share-based compensation	$2,425	$1,341	$1,611	$1,360	$2,187	$1,169	$1,324	$981

(2)	The below table sets forth income related to M&A activities for the periods presented:

	Three months ended
	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(in thousands)
General and administrative	—	—	$699	—	—	—	—	—
Income related to M&A activities	—	—	$699	—	—	—	—	—

RISK FACTORS

Investing in our ordinary shares involves substantial risk. We attempt to identify, manage and mitigate risks to our business. However, some of these risks are not within our control, and risks and uncertainty cannot be fully eliminated or predicted. The risk factors presented below may not necessarily be in order of importance or probability of occurrence. Our business, prospects, financial condition or operating results could be materially adversely affected by the risks identified below, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. Before deciding whether to invest in our ordinary shares, you should consider carefully the risk factors discussed below, in the accompanying prospectus and those contained in the section entitled “Risk Factors” in our Annual Report, which is incorporated herein by reference in its entirety, as well as any amendment or update to our risk factors reflected in subsequent filings with the SEC and any other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein.

Risks Relating to this Offering and Ownership of our Ordinary Shares

After the completion of this offering, a large amount of our ordinary shares will remain in the hands of our largest shareholder, Lynrock, which will continue to be able to exert significant influence on us.

As of the date of this prospectus supplement, Lynrock beneficially owns 22.1% of the total voting power of our issued and outstanding ordinary shares. We anticipate that Lynrock will beneficially own approximately 21.8% of the total voting power of our issued and outstanding ordinary shares after the completion of this offering and the repayment and conversion of the Lynrock Note. As a result, Lynrock will continue to have significant influence over all matters that require approval by our shareholders, including the appointment and removal of directors and approval of certain significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchase ordinary shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

Under the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), subject to certain exceptions, Lynrock cannot increase its holding of our ordinary shares to 25% or more of the total voting power of our issued and outstanding ordinary shares without making a “special tender offer.” See Item 10.B. “Additional Information—Acquisitions Under Israeli Law—Special Tender Offer” of our Annual Report incorporated by reference herein.

If you purchase our ordinary shares in this offering, you will experience immediate and substantial dilution in the book value of your investment.

The offering price of our ordinary shares in this offering is substantially higher than the net tangible book value per share of our ordinary shares before giving effect to this offering. Accordingly, if you purchase our ordinary shares in this offering, you will incur immediate substantial dilution of approximately $6.81 per share, representing the difference between the offering price and our as adjusted net tangible book value as of March 31, 2025.

Furthermore, if outstanding options are exercised or outstanding RSUs vest and settle, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section in this prospectus supplement entitled “Dilution.”

A substantial number of ordinary shares may be sold in the market following this offering, which may depress the market price for our ordinary shares.

Future sales by us or our shareholders of a substantial number of ordinary shares in the public market, including through this offering, or the perception that these sales might occur, could cause the market price of our ordinary shares to decline and could consequently impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities.

We, Lynrock and our directors and officers have agreed with the underwriters that, for a period of 75 days after the date of this prospectus supplement, we and they will not, directly or indirectly, offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed, without the prior written consent of TD Securities (USA) LLC and William Blair & Company, L.L.C., who may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to those lock-up agreements. However, these restrictions are subject to certain important exceptions, and with respect to us, the restrictions will not apply to, among other things, equity awards made pursuant to our equity incentive plans in effect on the date of this prospectus supplement or upon the exercise of options or the vesting and settlement of RSUs, or with respect to such directors and executive officers, among other things, ordinary shares sold pursuant to pre-existing plans established pursuant to Rule 10b5-1 under the Exchange Act. See “Underwriting.”

We have broad discretion over the use of proceeds we receive in this offering and that remain after repayment of a portion of the Lynrock Note and may apply the proceeds in ways that do not increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering that remain after repayment of a portion of the Lynrock Note. As a result, you will have to rely upon the judgment of our management with respect to the use of these proceeds. Our management may spend a portion or all of the net proceeds in ways that not all shareholders approve of or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business, results of operations and financial condition.

We are subject to certain regulatory regimes that may affect the way that we conduct business internationally, and our failure to comply with applicable laws and regulations could materially adversely affect our reputation and result in penalties and increased costs.

We are subject to a complex system of laws and regulations related to international trade, including economic sanctions and export control laws and regulations. We also depend on our distributors and agents outside of Israel for compliance and adherence to local laws and regulations in the markets in which they operate. It is our policy not to make direct or indirect prohibited sales of our products, including into countries or to persons sanctioned under laws to which we are subject, and to contractually limit the territories into which our channel partners may sell our products. None of our contracts with channel partners authorize or contemplate any activities with sanctioned countries or sanctioned entities, and we do not intend to authorize any channel partner to engage in activities with those countries and entities in the future.

Over 12 years ago, one of our channel partners sold certain of our products (designed for the enterprise market) outside of its contractually designated territory, including into a sanctioned country, and we subsequently determined that our contract management protocol for authorizing channel partner sales was not adequately followed in that instance. Although we are not aware of any channel partner making indirect sales in countries or to persons sanctioned under laws to which we are subject, there is no guarantee that our channel partners will not make such indirect sales in the future.

In addition, in June 2025, we submitted an initial voluntary self-disclosure to the U.S. Bureau of Industry and Security (“BIS”) related to possible export control violations in connection with the provision of software upgrades and one expansion card to a small number of customers in Russia and our use of subcontractor software engineers in Belarus who accessed certain of our software and technology. We have undertaken remedial steps and are continuing our review in connection with these possible violations in order to prepare a final submission to BIS within 180 days from our initial submission. Since our review is ongoing, there is a risk that we may identify additional issues related to this matter or additional possible violations that we would disclose to BIS.

A license from the Export Control Branch of the Israeli Ministry of Defense is required to develop, manufacture, integrate and export encryption products or products that incorporate encryption, including the encryption embedded in substantially all of our products. In general, such a license is valid for one year, and is granted and renewed as a matter of course for such products. The failure to possess the necessary license can lead to sanctions, including the denial of licenses in the future, fines and criminal penalties. Our license expired on March 31, 2023, and we did not renew it. In early June 2025, we submitted an application for a license to the Export Control Branch. We are seeking to have the Export Control Branch process our license application as expeditiously as possible or confirm that our products are exempt from a license requirement. Because government officials are working remotely due to the current military situation in Israel, however, the processing of our application is taking longer than usual. We cannot provide assurance as to how the Export Control Branch will treat our failure to have renewed our license when it expired, although historically, to our knowledge, there has not been a practice of applying material sanctions for such a failure. Any refusal of the Export Control Branch either to renew our license or to confirm that no license is required, or the imposition of significant conditions on its renewal, could have a material adverse effect on our business.

We are also subject to the U.S. Foreign Corrupt Practices Act and may be subject to similar worldwide anti-bribery and anti–corruption laws that generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Some of the countries in which we operate have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices.

Despite our compliance and training programs, we cannot be certain that our procedures will be sufficient to ensure consistent compliance with all applicable sanctions, export control, anti-bribery and anti-corruption laws, or that our employees or channel partners will strictly follow all policies and requirements to which we subject them. Any alleged or actual violations of these laws by us or our intermediaries may subject us to government scrutiny, investigation, debarment, and civil and criminal penalties, which may have an adverse effect on our results of operations, financial condition and reputation.

Tariffs and trade tensions could have an adverse effect on economic conditions and financial markets, which may adversely affect the value of our ordinary shares.

U.S. President Trump has announced a number of tariff-related policies that have resulted in increased tariffs and potentially will result additional tariffs on products imported into the United States. There is no certainty regarding if and how long the existing increased tariffs will remain in place or whether additional tariffs will be imposed and, if so, how long such tariffs will remain in place. These actions have resulted, and may result, in fluctuations in financial markets, including with respect to interest rates, and retaliatory tariffs or trade actions by other countries. If geopolitical tensions or uncertainty continue, they could result in a reduction of trade volume, investment and technological exchange and other economic activities among major international economies, which in turn could lead to a recession and further changes in interest rates. The application of increased tariffs or continuing uncertainty also may result in a material increase to our costs of operation or otherwise limit our commercial opportunities. Any of these events could adversely affect our business, results of operations and financial condition, which in turn may adversely affect the value of our ordinary shares.

Conditions in Israel, including the current war with Iran, could adversely affect our business.

We are incorporated under Israeli law and our principal offices, research and development division and manufacturing facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors.

On October 7, 2023, terrorists from Hamas and other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets, including widespread killings and kidnappings. They also launched extensive rocket attacks on the Israeli civilian population. Shortly following the attack, Israel declared war against Hamas. In addition, Hezbollah, a terrorist organization based primarily in Lebanon, also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and civilian areas in northern Israel. In response to these attacks, the Israeli army initially carried out targeted strikes on Hezbollah in southern Lebanon and targets in Syria, followed by a ground incursion into southern Lebanon beginning in late September 2024. Notwithstanding any ceasefires that are entered into, there is no certainty that any such ceasefire will be sustained and hostilities may resume or even escalate. Future developments are unpredictable.

Iran also joined the hostilities with several significant missile attacks against Israel, and the Houthi terrorist organization, which controls parts of Yemen, fired missiles at Israel, sent unmanned aerial vehicles carrying explosives to Israel and launched a number of attacks on marine vessels traversing the Red Sea which they claimed were either en route to Israel or partly owned by Israeli businesses. Further, in June 2025, a new round of direct hostilities broke out between Israel and Iran. Iran has directed significant missile and drone strikes at Israel and Israel is attacking a range of installations in Iran. This escalation has heightened regional instability, increased security risks across Israel, resulted in significant travel restrictions, facility closures and shelter-in-place orders in Israel, including mandatory remote work measures that have affected us, and may further impact critical infrastructure, supply chains, and the broader Israeli economy. Approximately 40% of our employees, including a majority of our executive officers, and a majority of our board of directors, as well as our corporate headquarters, are located in Israel. This situation may escalate to more significant and widespread events impacting Israel and us.

To date, none of our facilities or infrastructure have been damaged nor have our supply chains been significantly impacted since the war broke out. However, a prolonged war could adversely impact our supply chain and our ability to ship products from Israel, which could disrupt our operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of certain damages that are caused by terrorist attacks or acts of war, it does not provide business interruption insurance. Moreover, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business.

In the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $36.7 million (or approximately $42.4 million if the underwriters exercise their option to purchase additional ordinary shares from us in full), after deducting the underwriting discount and estimated offering expenses payable by us.

We intend to use $31.41 million of the net proceeds from this offering to repay $31.41 million of the outstanding principal under the Lynrock Note. The remaining balance of the net proceeds will be used for general corporate purposes.

The Lynrock Note is convertible into our ordinary shares at a current conversion price of $9.30 per share, representing a conversion rate of 107.5269 ordinary shares per $1,000 of the principal amount being converted. The original conversion price of the note was $10.30 per share and was reduced by $1.00 pursuant to the terms of the note upon our request to extend the maturity of the note by one year upon its initial maturity date of February 14, 2025. The conversion price is subject to a further reduction of $1.00 if we seek a further one-year extension of its maturity which is currently scheduled to occur on February 14, 2026. The Lynrock Note does not bear regular interest. Upon the occurrence and during the continuance of an event of default, the Lynrock Note bears default interest at a rate of 6% per annum. As of March 31, 2025, there was $40 million outstanding principal under the Lynrock Note. Following the repayment of $31.41 million of the outstanding principal under the Lynrock Note in connection with this offering, the remaining $8.59 million principal amount outstanding under the Lynrock Note will be converted into 1,249,995 ordinary shares, representing a conversion rate per $1,000 principal amount equal to $1,164.14 divided by the public offering price, concurrent with the closing of this offering. As a result of this offering and the repayment and conversion transactions, we expect the Lynrock Note to no longer be outstanding following this offering. See “Summary—Lynrock Note Transaction.”

Our expected use of the balance of the net proceeds from this offering represents our current intentions based on our present plans and business condition, which could change as our plans and business conditions evolve. The amounts and timing of our actual use of such net proceeds will vary depending on numerous factors. As of the date of this prospectus supplement, we cannot predict with complete certainty all of the particular uses for any net proceeds to be received upon the completion of this offering. As a result, our board of directors and our management retain broad discretion in the application of the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

Pursuant to the Companies Law, a company may make a distribution of dividends out of its profits on the condition that there is no reasonable concern that the distribution may prevent the company from meeting its existing and expected obligations when they fall due. The Companies Law defines such profits as retained earnings or profits accrued in the last two years, whichever is greater, according to the last reviewed or audited financial statements of the company, provided that the end of the period to which the financial statements relate is not more than six months before the distribution. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend.

CAPITALIZATION

The table below sets forth our consolidated cash and cash equivalents, marketable securities, short-term deposits and short-term restricted deposits and capitalization as of March 31, 2025:

●	on an actual basis; and

●

on an as adjusted basis to reflect (1) the issuance and sale of ordinary shares in this offering at a public offering price of $8.00 per share, resulting in net proceeds of approximately $36.7 million after deducting the underwriting discount and estimated offering expenses payable by us (assuming no exercise of the underwriters’ option to purchase additional shares), (2) the application of the net proceeds as set forth under “Use of Proceeds” and (3) the related issuance of shares upon conversion of a portion of the Lynrock Note.

	As of March 31, 2025
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents, marketable securities, short-term deposits and short-term restricted deposits	$60,717	$66,007
Convertible debt	40,000	–
Shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share: 200,000,000 shares authorized and 39,744,391 shares outstanding, actual and 45,994,386 shares outstanding, as adjusted	1,018	1,197
Additional paid-in capital	319,351	365,872
Treasury shares at cost: 816,000 shares	(3,998)	(3,998)
Accumulated other comprehensive income (loss)	(338)	(338)
Accumulated deficit	(266,032)	(267,442)
Total shareholders’ equity	50,001	95,291
Total capitalization	$90,001	$95,291

DILUTION

If you invest in our ordinary shares in this offering, your ownership interest will be immediately diluted to the extent of the difference between the public offering price per share and the net tangible book value per ordinary share after this offering. Our net tangible book value as of March 31, 2025 was $0.45 per ordinary share.

After giving effect to the sale of ordinary shares that we are offering at a public offering price of $8.00 per share, after deducting the underwriting discount and estimated offering expenses payable by us, our net tangible book value on an adjusted basis as of March 31, 2025 would have been $1.19 per ordinary share. This amount represents an immediate increase in net tangible book value of $0.74 per ordinary share to our existing shareholders and an immediate dilution of $6.81 per ordinary share to new investors purchasing ordinary shares in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after giving effect to this offering from the amount of cash that a new investor paid for an ordinary share.

The following table illustrates this dilution:

Assumed public offering price per share		$8.00
Net tangible book value per share as of March 31, 2025	$0.45
Increase in net tangible book value per share attributable to this offering	$0.74
As adjusted net tangible book value per share after giving effect to this offering		$1.19
Dilution per share to new investors in this offering		$6.81

If the underwriters exercise in full their option to purchase additional ordinary shares from us in this offering, the as adjusted net tangible book value after the offering would be $1.29 per share, the increase in net tangible book value to existing shareholders would be $0.84 per share, and the dilution to new investors would be $6.71 per share, in each case based on the public offering price of $8.00 per share.

To the extent any of our outstanding options are exercised or RSUs vest and settle, there will be further dilution to new investors.

TAXATION AND GOVERNMENT PROGRAMS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Before deciding whether to invest in our ordinary shares, you should consider carefully the Israeli tax considerations described below and those contained in the section entitled “Taxation—Israeli Tax Considerations” beginning with the heading titled “Israeli Tax Considerations and Government Programs” through and including the heading titled “Special Provisions Relating to Israeli Tax Reporting in United States Dollars” in our Annual Report, which is incorporated herein by reference in its entirety, and which includes a summary of aspects of the current tax law applicable to companies in Israel, with references to its effect on us, and government programs from which we benefit.

Israeli Tax Considerations

Taxation of our shareholders

The following is a summary of certain material Israeli tax laws consequences concerning the ownership and disposition of our ordinary shares purchased by non-Israeli resident investors in this offering. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of its, his or her personal circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include Israeli residents, partnerships, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.

SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION

Capital gains taxes applicable to non-Israeli resident shareholders. Israeli capital gains tax is imposed on the disposition of capital assets by a non-Israeli resident if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance, 5721-1961 (New Version) (the “Ordinance”) distinguishes between “Real Capital Gain” and “Inflationary Surplus.” Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase in the relevant asset’s price that is attributable to the increase in the Israeli Consumer Price Index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of disposition. Inflationary Surplus is currently not subject to tax in Israel. Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

In 2025, Real Capital Gain accrued by individuals on sale of our ordinary shares will be taxed at the rate of 25% unless such individual claims a deduction for interest and linkage differences expenses in connection with the purchase and holding our shares and as long as the individual is not a “substantial shareholder” (as explained below).

Where an individual claims real interest expenses and linkage differences on securities, the capital gain on the sale of the securities will be taxed at a rate of 30%.

If the individual is considered a “substantial shareholder” at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person regarding the material affairs of the company on a permanent basis, holds, directly or indirectly, at least 10% of any of the “Means of Control” of the corporation. “Means of Control” generally include the right to vote, receive profits, nominate a director or an executive officer or like the same, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Real Capital Gain derived by corporations will be generally subject to a corporate tax, currently at a rate of 23%.

Notwithstanding the foregoing, a non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel, may be exempt from Israeli tax so long as, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, a non-Israeli “body of persons” (as defined under Israeli law, which includes corporate entities, partnerships, and other entities) will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli body of persons, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. The exemption may be subject to the receipt in advance of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for such an exemption.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty (subject to the receipt in advance of a valid certificate from the ITA). For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “United States-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the United States-Israel Tax Treaty (a “Treaty U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment the Treaty U.S. Resident has in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital of the company during any part of the 12 month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for a period or periods aggregating 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such U.S. resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Regardless of whether shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, the ITA may require shareholders who are not liable for Israeli capital gains tax on such sale to sign declarations in forms prescribed by the ITA, provide documents (including, for example, a certificate of residency) or obtain a specific exemption from the ITA to confirm their status as non-Israeli residents (and, in the absence of such declarations or exemptions, the ITA may require the purchaser or any applicable payor of the shares to withhold tax at source).

A tax return must be filed, and an advanced payment must be paid, by January 31 of each year for sales of securities traded on a stock exchange made in the last six months of the preceding year, and by July 31 of each year for sales made in the first six months of that year. Capital gains must also be reported on the annual income tax return. If all taxes are duly withheld, a non-Israeli resident is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Surtax (as described below).

Taxation of non-Israeli shareholders on receipt of dividends. Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence (subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced tax rate). With respect to a person who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not), or such lower rate as may be provided under the Israeli Law for the Encouragement of Capital Investments, 5719-1959 (the “Encouragement of Capital Investments Law”) or under an applicable tax treaty, subject to the receipt in advance of a valid certificate from the ITA allowing for such reduced tax rate. For example, under the United States-Israel Tax Treaty, dividends paid to a holder of our ordinary shares who is a Treaty U.S. Resident shall be subject to tax at a rate of 25%. However, generally, dividends that are paid to a United States corporation holding 10% or more of the outstanding voting capital of the Israeli paying corporation throughout the tax year in which the dividend is distributed as well as during the previous tax year, will be subject to tax at a rate of 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income which was entitled to a reduced tax rate under the Encouragement of Capital Investments Law shall be subject to tax at a rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to 10% or more holding and to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income which was entitled to a reduced tax rate under the Encouragement of Capital Investments Law, the applicable rate may be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability. The aforementioned rates under the United States-Israel Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the Treaty U.S. Resident in Israel.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed, and (iii) the taxpayer is not obligated to pay Surtax (as further explained below).

Surtax. Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, dividends, interest and capital gain) exceeding a certain threshold (currently NIS 721,560 for years 2025 through 2027, which amount will be updated annually starting January 1, 2028, based on the annual change in the Israeli consumer price index) (the “Threshold Amount”). An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest, other than income according to Section 2(1) or 2(2) of the Ordinance or income from personal exertion) exceeding the Threshold Amount.

Estate and Gift Tax. Israeli law presently does not impose estate or gift taxes.

United States Federal Income Tax Considerations

The following is a summary of material U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of our ordinary shares by a “U.S. Shareholder”, which, for these purposes, means a beneficial owner of ordinary shares that is a citizen or resident of the United States, a U.S. domestic corporation, or that otherwise is subject to U.S. federal income taxation on a net income basis in respect of such ordinary shares.

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury regulations, administrative pronouncements, rulings and judicial decisions in effect as of the date of this prospectus supplement. These authorities and their interpretation are subject to change, possibly with retroactive effect. No ruling will be requested by us from the Internal Revenue Service (the “IRS”) regarding the tax consequences to a U.S. Shareholder, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences, such as state, local or foreign taxes, U.S. federal estate and gift taxes, the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Shareholders, or any alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares. Investors are urged to consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of owning and disposing of our ordinary shares in light of their particular circumstances.

This summary applies to U.S. Shareholders only if they hold ordinary shares as capital assets for tax purposes. In addition, this summary does not discuss all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors who are subject to special treatment under U.S. federal income tax law, including, but not limited to, U.S. expatriates, insurance companies, banks, regulated investment companies and real estate investment trusts, securities or currency-dealers, financial institutions, tax-exempt organizations, persons holding ordinary shares as part of a straddle, hedging or conversion transaction, traders in securities that elect to apply a mark-to-market method of accounting, persons who acquired our ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation, persons subject to special tax accounting rules as a result of any item of gross income with respect to our ordinary shares being taken into account in an applicable financial statement, entities or arrangements that are treated as partnerships for U.S. federal income tax purposes (or partners therein), persons whose functional currency is not the U.S. dollar, and persons owning (directly, indirectly or by attribution) 10% or more of our shares (by vote or value).

If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership that holds our ordinary shares is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of our ordinary shares.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS AND PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “-Passive Foreign Investment Company Rules”, a U.S. Shareholder generally will be required to include in income, as ordinary dividend income, the U.S. dollar amount of any distribution of cash or property on our ordinary shares, including the amount of any Israeli withholding tax thereon, to the extent such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not intend to compute earnings and profits under U.S. tax principles. U.S. Shareholders therefore should expect that all distributions with respect to our ordinary shares will be treated for U.S. federal income tax purposes as dividends. Dividends paid with respect to our ordinary shares do not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

Dividends received with respect to our ordinary shares by a U.S. Shareholder that is an individual, trust, or estate generally will be subject to tax at preferential tax rates if the dividends are “qualified dividends.” Subject to certain exceptions for short-term positions (including certain hedged positions with a tolled holding period for this purpose), dividends paid on the ordinary shares will be treated as qualified dividends if:

●	(i) the ordinary shares are readily tradable on an established securities market in the United States or (ii) we are eligible for the benefits of an income tax treaty between the United States and the State of Israel; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ordinary shares are listed on Nasdaq and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC with respect to our prior taxable year and do not presently expect to be treated as a PFIC for our current taxable year or in the reasonably foreseeable future. See “-Passive Foreign Investment Company Rules” below.

There is no assurance that dividends received with respect to our ordinary shares by U.S. Shareholders will be eligible for such preferential tax rates. U.S. Shareholders of ordinary shares are urged to consult their own tax advisors regarding the availability of the reduced dividend tax rate in light of their own particular situation.

The amount of any distribution paid in NIS will be included in the gross income of a U.S. Shareholder in an amount equal to the U.S. dollar value of the NIS calculated by reference to the spot rate of exchange in effect on the date the distribution is received by the U.S. Shareholder (regardless of whether it is in fact converted into U.S. dollars at the time) and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If a U.S. Shareholder converts dividends paid in NIS into U.S. dollars on the day we distribute the dividends, the U.S. Shareholder generally should not be required to recognize foreign currency gain or loss with respect to such conversion. If the NIS received in the distribution are not converted into U.S. dollars on the date of receipt, any foreign currency gain or loss recognized upon a subsequent conversion or other disposition of the NIS will generally be treated as U.S. source ordinary income or loss. Special rules govern and special elections are available to accrual method taxpayers to determine the U.S. dollar amount that should be included in income in the case of taxes withheld in a foreign currency. Accrual method taxpayers are urged to consult their own tax advisors regarding the requirements and the elections applicable in this regard.

Subject to generally applicable limitations and conditions, Israeli dividend withholding tax paid at the appropriate rate applicable to the U.S. Shareholder may be eligible for a credit against such U.S. Shareholder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021, and any Israeli tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. Shareholder. In the case of a U.S. Shareholder that either (i) is eligible for, and properly elects, the benefits of the United States-Israel Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary IRS guidance and complies with specific requirements set forth in such guidance, the Israeli tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. Shareholders, the application of these requirements to the Israeli tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Israeli dividend tax is not a creditable tax for a U.S. Shareholder or the U.S. Shareholder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. Shareholder may be able to deduct the Israeli tax in computing such U.S. Shareholder’s taxable income for U.S. federal income tax purposes. Israeli taxes paid by a U.S. Shareholder under circumstances in which an exemption from such tax was available generally will not be entitled to claim a credit or deduction for such taxes.

Dividend distributions will constitute income from sources without the United States and, for U.S. Shareholders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes. The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. Shareholder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the U.S. Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Shareholders should consult their own tax advisors regarding the application of these rules to their particular situations.

Sale, Exchange or Other Disposition

Subject to the discussion below under “-Passive Foreign Investment Company Rules”, upon the sale, exchange or other taxable disposition of ordinary shares, a U.S. Shareholder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other disposition and the U.S. Shareholder’s adjusted tax basis in the ordinary shares, in each case, as determined in U.S. dollars. Generally, a U.S. Shareholder’s amount realized will include the gross amount of the proceeds of such disposition before the deduction of any Israeli tax (subject to the discussion below regarding the foreign tax credit). The adjusted basis in an ordinary share generally will be equal to the cost of such ordinary share. Any gain or loss recognized upon the sale, exchange or other taxable disposition of the ordinary shares will be treated as long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the holding period of the U.S. Shareholder with respect to the ordinary shares exceeds one year. In the case of certain non-corporate U.S. Shareholders, long-term capital gains generally are subject to U.S. federal income tax at preferential rates. The deductibility of capital losses by a U.S. Shareholder is subject to significant limitations. U.S. Shareholders should consult their own tax advisors in this regard.

A U.S. Shareholder generally will not be entitled to credit any Israeli tax imposed on the sale, exchange or other disposition of the ordinary shares against such U.S. Shareholder’s U.S. federal income tax liability, except in the case of a U.S. Shareholder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. Shareholder on the sale, exchange or other taxable disposition of ordinary shares generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Israeli withholding tax qualifies as a creditable tax, a U.S. Shareholder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Israeli tax is not a creditable tax, such tax would reduce the amount realized on the sale, exchange or other disposition of the ordinary shares even if the U.S. Shareholder has elected to claim a foreign tax credit for other taxes in the same year or alternatively may be deductible in computing taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign taxes paid or accrued in the relevant taxable year. Israeli taxes paid by a U.S. Shareholder under circumstances in which an exemption from such tax was available generally will not be entitled to claim a credit or deduction for such taxes. The temporary guidance discussed above also indicates that the U.S. Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. Shareholders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale, exchange or other taxable disposition of the ordinary shares and any Israeli tax imposed on such sale, exchange or other taxable disposition.

If a U.S. Shareholder receives NIS upon the sale, exchange or other taxable disposition of ordinary shares, that U.S. Shareholder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the ordinary shares and the date the sales proceeds are converted into U.S. dollars.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for any taxable year if at least 75% of its gross income consists of passive income (which is generally subject to certain exceptions for active businesses and includes dividends, interest, rents, royalties and gains from the sales of property generating such income), or at least 50% of the value of its assets (generally determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. Based on our audited financial statements and relevant market and shareholder data, we do not believe we were a PFIC with respect to our prior taxable year, and do not presently expect to be a PFIC for our current taxable year or in the reasonably foreseeable future. However, whether we are a PFIC is a factual determination that must be made at the close of each year and is based on factors that may be outside of our control, including, among other things, the valuation of our ordinary shares and assets, which will likely change from time to time. Therefore, there is no assurance that we will not be classified as a PFIC in the future due to, for example, changes in the composition of our assets or income, or changes in our market capitalization. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Shareholder holds our ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment even if we no longer meet the threshold requirements discussed above, unless the U.S. Shareholder has made a “deemed sale” election once we are no longer a PFIC.

If we are considered a PFIC for any taxable year that a U.S. Shareholder holds our ordinary shares, any gain recognized by the U.S. Shareholder on a sale, exchange or other disposition of our ordinary shares would be allocated pro-rata over the U.S. Shareholder’s holding period for the ordinary shares. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed. Further, to the extent that the distributions received by a U.S. Shareholder on our ordinary shares in a taxable year during which we are treated as a PFIC exceed 125% of the average of the annual distributions on the ordinary shares received during the preceding three years or the U.S. Shareholder’s holding period, whichever is shorter, those distributions would be subject to taxation in the same manner as gain on the sale, exchange or other disposition of ordinary shares, as described above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the ordinary shares. If we are treated as a PFIC with respect to a U.S. Shareholder for any taxable year, the U.S. Shareholder will be deemed to own its pro rata share in any of our subsidiaries that also are PFICs, and will be subject to the PFIC rules with respect to each such subsidiary PFIC. If we are considered a PFIC, a U.S. Shareholder also will be subject to annual information reporting requirements. Failure to comply with such information reporting requirements may result in significant penalties and may suspend the running of the statute of limitations.

The PFIC rules are complex. Certain elections may be available that would result in alternative treatments (such as mark-to-market or “qualified electing fund” treatment) of the ordinary shares. U.S. Shareholders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances. U.S. Shareholders should note, however, that we do not intend to comply with such reporting requirements necessary to permit U.S. Holders to elect to treat the Company as a qualified electing fund. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Foreign Financial Asset Reporting

Individual U.S. Shareholders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts, subject to certain exceptions, held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions (which may include the ordinary shares). Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Shareholders that fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Information Reporting and Backup Withholding

Dividend payments with respect to ordinary shares and proceeds from the sale, exchange or other disposition of ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a holder that timely furnishes a correct U.S. taxpayer identification number or certificate of foreign status and makes any other required certification or that is otherwise exempt from backup withholding. U.S. persons (as defined in the Code) that are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. persons generally will not be subject to U.S. informational reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status (generally on IRS Form W-8BEN or W-BEN-E) in connection with payments received in the United States or through certain U.S.-related financial intermediaries.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Holders of our ordinary shares should consult their own tax advisors concerning the specific U.S. federal, state and local tax consequences of the ownership and disposition of the ordinary shares in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, U.S. Shareholders are urged to consult their own tax advisors concerning whether they will be eligible for benefits under the United States-Israel Tax Treaty.

Israeli Government Funding Programs

Under the Encouragement of Research, Development and Technological Innovation in Industry Law, 5744-1984, or the Innovation Law, research and development programs which meet specified criteria and are approved by a committee of the Israeli Innovation Authority of the Israeli Ministry of Economy and Industry, or IIA (formerly known as Office of Chief Scientist) are eligible for grants from the IIA. The grant amounts are determined by the research committee, and are typically a percentage of the project’s expenditures. Under most programs, the grantee is required to pay royalties to the State of Israel from the sale of products, processes or services that are developed under the program or associated therewith, up to the total amount of the grants, linked to the U.S. dollar and bearing annual interest at rates prescribed by the IIA’s rules.

From our inception through June 15, 2025, we received grants in a total amount of (i) $26,526,381 for royalty bearing grants, and (ii) $6,610,301 for grants that are exempt from royalties. The above amounts do not include interest. Since receiving the royalty bearing grants, we have fulfilled our royalty obligations and currently no royalties apply to our IIA programs. Even after the repayment of royalties in full, we are still subject to the restrictions and obligations under the Innovation Law.

The pertinent obligations under the Innovation Law are as follows:

●	Local Manufacturing Obligation. The terms of the grants under the Innovation Law require that we manufacture the products developed with these grants in Israel (but do not restrict the sale of products that incorporate the know-how). Under the regulations promulgated under the Innovation Law, the products may be manufactured outside Israel by us or by another entity only if prior approval is received from the IIA (such approval is not required for the transfer of up to 10% of the manufacturing capacity in the aggregate, in which case a notice must be provided to the IIA and not objected to by the IIA within 30 days of such notice).

●	Know-How Transfer Limitation

○	The Innovation Law restricts the ability to transfer know-how funded by the IIA. Transfer of IIA funded know-how outside of Israel requires prior approval of the IIA and may be subject to payments to the IIA, calculated according to formulae provided under the Innovation Law. If we wish to transfer IIA funded know-how, the terms for approval will be determined according to the nature of the transaction and the consideration paid to us in connection with such transfer.

○	Approval of transfer of IIA funded know-how to another Israeli company may be granted only if the recipient undertakes to abide by the provisions of the Innovation Law and related regulations, including the restrictions on the transfer of know-how and manufacturing rights outside of Israel.

●	Change of Control. Any non-Israeli citizen, resident or entity that, among other things, (i) becomes a holder of 5% or more of our share capital or voting rights, (ii) is entitled to appoint one or more of our directors or our chief executive officer or (iii) serves as one of our directors or as our chief executive officer (including holders of 25% or more of the voting power, equity or the right to nominate directors in such direct holder, if applicable) is required to notify the IIA and undertake to comply with the rules and regulations applicable to the grant programs of the IIA, including the restrictions on transfer described above.

Approval to manufacture products outside of Israel or consent to the transfer of IIA funded know-how, if requested, is within the discretion of the IIA. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer IIA funded know-how or manufacturing out of Israel.

The consideration available to our shareholders in a future transaction involving the transfer outside of Israel of know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the ordinary shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of ordinary shares set forth opposite its name below. TD Securities (USA) LLC and William Blair & Company, L.L.C. are the representatives of the underwriters.

Underwriter	Number of Ordinary Shares
TD Securities (USA) LLC	1,900,000
William Blair & Company, L.L.C.	1,900,000
Needham & Company, LLC	850,000
Northland Securities, Inc.	350,000
Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these shares are purchased, other than those ordinary shares covered by the option to purchase additional shares described below. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Option to Purchase Additional Shares. We have granted to the underwriters an option to purchase up to 750,000 additional ordinary shares at the public offering price, less the underwriting discounts and commissions. This option is exercisable for a period of 30 days. To the extent that the underwriters exercise this option, the underwriters will purchase additional shares from us in approximately the same proportion as shown in the table above.

Discounts and Commissions. The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1,100,000 and are payable by us. We have agreed to reimburse the underwriters for up to $30,000 for transaction related expenses and $20,000 for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

		Total
	Per Ordinary Share	Without Option to Purchase Additional Ordinary Shares	With Option to Purchase Additional Ordinary Shares
Public offering price	$8.00	$40,000,000	$46,000,000
Underwriting discount	$0.44	$2,200,000	$2,530,000
Proceeds, before expenses, to us	$7.56	$37,800,000	$43,470,000

The underwriters propose to offer the ordinary shares to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the ordinary shares to securities dealers at the public offering price less a concession not in excess of $0.26400 per share. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms. Sales of any ordinary shares may be made by affiliates of the underwriters.

Discretionary Accounts. The underwriters do not intend to confirm sales of the shares to any accounts over which they have discretionary authority.

Stabilization. In connection with this offering, the underwriters (and their affiliates) may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, penalty bids and purchases to cover positions created by short sales.

●	Stabilizing transactions permit bids to purchase ordinary shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the ordinary shares while the offering is in progress.

●	Overallotment transactions involve sales by the underwriters of ordinary shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any short position by exercising their option to purchase additional shares and/or purchasing shares in the open market.

●	Syndicate covering transactions involve purchases of ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the option to purchase additional shares. If the underwriters sell more shares than could be covered by exercise of the option to purchase additional shares and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

●	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ordinary shares originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making. In connection with this offering, underwriters (and their affiliates) and selling group members may engage in passive market making transactions in our ordinary shares on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, such bid must then be lowered when specified purchase limits are exceeded.

Lock-Up Agreements. Pursuant to certain ‘‘lock-up’’ agreements, we and our executive officers, directors and certain of our other shareholders, have agreed, subject to certain exceptions, not to, and not to cause or direct any of its affiliates to, offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, or announce the intention to otherwise dispose of, or enter into, or announce the intention to enter into, any swap, hedge or similar agreement or arrangement (including, without limitation, the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) that transfers, is designed to transfer or reasonably could be expected to transfer (whether by the shareholder or someone other than the shareholder), in whole or in part, directly or indirectly, the economic risk of ownership of, engage in any short selling of, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares without the prior written consent of the representatives, for a period of 75 days after the date of the pricing of the offering.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares. The exceptions permit us, among other things and subject to restrictions, to: (a) issue ordinary shares or options pursuant to employee benefit plans, (b) issue ordinary shares upon the conversion of outstanding securities or the exercise of outstanding options or warrants, or (c) adopt new equity incentive plans and file registration statements on Form S-8. The exceptions permit parties to the ‘‘lock-up’’ agreements, among other things and subject to restrictions, to: (a) make certain gifts, (b) if the party is a corporation, partnership, limited liability company or other business entity, make transfers to any shareholders, partners, members of, or owners of similar equity interests in, the party, or to an affiliate of the party, if such transfer is not for value, (c) if the party is a corporation, partnership, limited liability company or other business entity, make transfers in connection with the sale or transfer of all of the party’s share capital, partnership interests, membership interests or other similar equity interests, as the case may be, or all or substantially all of the party’s assets, in any such case not undertaken for the purpose of avoiding the restrictions imposed by the “lock-up” agreement, (d) engage in transactions by operation of law, such as pursuant a qualified domestic order, divorce settlement, divorce decree or separation agreement or pursuant to any court order, (e) make transfers from an employee of the Company upon death, disability or termination of employment (with or without cause) or resignation, (f) make transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (a) through (e), (g) make transfers to the Company in connection with any reclassification, exchange or conversion of the ordinary shares, (h) engage in transactions relating to the ordinary shares acquired in the offering or in open market transactions after completion of the offering, provided that no such transaction is required to be, or is, publicly announced during the “lock-up” period, (i) enter into any Rule 10b5-1 trading plan, provided the plan does not provide for the sale of any ordinary shares during the “lock-up” period and no public announcement or filing is voluntarily made or required during such “lock-up” period, (j) engage in transactions made for the purposes of satisfying any tax withholding obligations (including estimated taxes) pursuant to our equity incentive plans, (k) make transfers pursuant to a bona fide tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s share capital involving a Change of Control of the Company, and (l) engage in transactions with the Company involving the amendment or repayment of any outstanding convertible debt security. In addition, the lock-up provision will not restrict broker-dealers from engaging in market making and similar activities conducted in the ordinary course of their business.

The representatives, in their sole discretion, may release our ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release our ordinary shares and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request.

In the event that the representatives release any shareholder form the lockup restrictions, the same percentage of the other shareholders’ ordinary shares or securities convertible into or exchangeable or exercisable for any ordinary shares shall be released on the same terms.

Selling Restrictions

Canada. The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland. The securities will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to article 652a or 1156 of the Swiss Federal Code of Obligations.

European Economic Area. In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that shares may be offered to the public in that Member State at any time:

A. to any legal entity which is a qualified investor as defined under Article 2 the Prospectus Regulation;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C. in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of the shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom. No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:

A. to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

B. to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C. in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Hong Kong. The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”), or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Singapore. Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

A. to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

B. to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

C. otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

A. a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

B. a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (however described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii) where no consideration is or will be given for the transfer;

(iii) where the transfer is by operation of law;

(iv) as specified in Section 276(7) of the SFA; or

(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Israel. The securities offered hereunder may not be offered or sold to the public in Israel absent the publication of a prospectus that has been approved by the Israel Securities Authority (the “ISA”). This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the ISA and the securities offered hereunder have not been registered for sale in Israel. In Israel, this document is being distributed only to, and is directed only at, and any offer of the securities hereunder is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum to the Israeli Securities Law (the “Addendum”), consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on our behalf, other than offers made by the underwriters and their respective affiliates, with a view to the final placement of the securities as contemplated in this document. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of shares on our behalf or on behalf of the underwriters.

Electronic Offer, Sale and Distribution of Shares. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Other Relationships. Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates for which they have received, and may in the future receive, customary fees. The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of our ordinary shares and certain matters of Israeli law will be passed upon for us by Goldfarb Gross Seligman & Co. Certain matters of U.S. federal law will be passed upon for us by Paul Hastings LLP. Certain matters of Israeli law will be passed upon for the underwriters by Gornitzky & Co. Certain matters of U.S. federal law will be passed upon for the underwriters by DLA Piper LLP (US).

EXPERTS

The consolidated financial statements of Allot Ltd. appearing in our Annual Report on Form 20-F for the year ended December 31, 2024, and the effectiveness of Allot Ltd.’s internal control over financial reporting as of December 31, 2024, have been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus supplement relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Statements made in this prospectus supplement and the accompanying prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of such documents. You should read this prospectus supplement, the accompanying prospectus and the documents that we have filed as exhibits to the registration statement completely.

We are subject to the information requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and disclosure furnished under cover of Form 6-K. The SEC maintains a website (www.sec.gov) that contains reports and other information regarding issuers, such as us, that file electronically with the SEC. We also maintain a website (www.allot.com), from which you can access such reports free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC’s rules allow us to “incorporate by reference” information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement and the accompanying prospectus. We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c) and 15(d) of the Exchange Act. Unless expressly incorporated by reference, information “furnished” to the SEC, including on a report on Form 6-K, is not deemed filed and not incorporated in this prospectus supplement or the accompanying prospectus, until the termination of the offering of securities described herein.

We hereby expressly incorporate the following by reference:

●	our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the SEC on March 27, 2025;

●	the description of our ordinary shares under Item 1. “Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A (File No. 001-33129), filed with the SEC on November 3, 2006, as updated by the description of our ordinary shares contained in Exhibit 2.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025, including any subsequent amendment or any report filed for purposes of updating such description; and

●	our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on June 24, 2025.

We will provide to each person, including any beneficial owners, to whom a copy of this prospectus supplement and the accompanying prospectus are delivered, upon written or oral request of any such person, a copy of the reports and documents that have been incorporated by reference into this prospectus supplement and the accompanying prospectus, at no cost. Any such request should be directed to: 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel, or by telephone to +972 (9) 761-9200. These documents are also available on the Investor Relations section of our website, which is located at www.allot.com, or as described under “Where You Can Find More Information” above. The information on our website does not constitute part of this prospectus supplement or the accompanying prospectus and is not incorporated by reference herein or therein.

Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement and the accompanying prospectus.

PROSPECTUS

$200,000,000
Ordinary Shares
Debt Securities
Rights
Warrants
Units

Allot, Ltd. (“we,” “us” or “the Company”) may offer and sell up to $200,000,000 in the aggregate of the securities identified above from time to time in one or more offerings. This prospectus provides you with a general description of the securities.

We may offer and sell any combination of the securities described in this prospectus in different series, at times, in amounts, at prices and on terms to be determined at or prior to the time of each offering. This prospectus describes the general terms of these securities and the general manner in which they will be offered. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. The prospectus supplement will also describe the specific manner in which these securities will be offered and may also supplement, update or amend information contained in this prospectus. You should read this prospectus and any applicable prospectus supplement before you invest.

Our ordinary shares are listed on the Nasdaq Global Select Market under the symbol “ALLT.” On March 25, 2025, the last reported sale price of our ordinary shares was $6.76 per share.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE “RISK FACTORS” ON PAGE 4 OF THIS PROSPECTUS. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS BEFORE INVESTING IN ANY OF OUR SECURITIES.

None of the Securities and Exchange Commission, the Israel Securities Authority or any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 27, 2025.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the SEC, using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of the securities described in this prospectus from time to time and in one or more offerings. Each time we sell securities described herein, we will provide a prospectus supplement to this prospectus that contains specific information about the securities being offered and sold and the specific terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus with respect to that offering. If there is any inconsistency between the information in this prospectus and any applicable prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any applicable prospectus supplement, together with the additional information described under the section entitled “Where You Can Find More Information.”

We have not authorized anyone to provide you with information other than that contained in this prospectus or in any accompanying prospectus supplement or free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any jurisdiction where offers or sales are not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus supplement is accurate only as of the date on its respective cover, even though this prospectus may be delivered or securities may be sold under this prospectus on a later date. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside of the United States: We have not done anything that would permit possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, the distribution of this prospectus outside of the United States.

Unless the context otherwise requires, “Allot,” “we,” “us,” “our,” “the Company” and similar terms refer to Allot Ltd. and its subsidiaries on a consolidated basis.

The term “NIS” refer to New Israeli Shekels, the lawful currency of the State of Israel, and the terms “dollar” and “$” refer to U.S. dollars, the lawful currency of the United States.

Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Allot” design logo is the property of Allot Ltd. We have several other trademarks and service marks. Although we have omitted trademark designations in this prospectus, all rights to such trademarks are nevertheless reserved. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus and any applicable prospectus supplement, including documents incorporated by reference herein or therein, are forward-looking statements. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements are usually identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “likely,” “may,” “plan,” “position,” “possible,” “potential,” “probable,” “project,” “projection,” “should,” “strategy,” “will,” or similar expressions. These statements are based upon assessments and assumptions of management in light of historical results and trends, current conditions and potential future developments that often involve judgment, estimates, assumptions and projections. Forward-looking statements reflect current views about our plans, strategies and prospects, which are based on information currently available as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. Forward-looking statements are subject to risks and uncertainties, many of which are outside our control, which could cause actual results to differ materially from these statements. Therefore, you should not place undue reliance on those statements.

THE COMPANY

Overview

We are a provider of leading innovative security solutions and network intelligence solutions for mobile, fixed and cloud service providers and enterprises worldwide. Our solutions are deployed globally for network-based security, including mobile security, distributed denial of service protection and Internet of Things security, network and application analytics, traffic control and shaping, and more. Our multi-service platforms (AllotSmart) are deployed by over 500 mobile, fixed, and cloud service providers and over 1,000 enterprises. Our industry-leading network-based security as a service solution is used by millions of subscribers globally. We are becoming a security-first company, operating under a single, unified business unit. Our foundations are our deep expertise and proven capabilities combining two key areas: cybersecurity and network intelligence.

Corporate Information

Our legal and commercial name is Allot Ltd. We were incorporated on November 12, 1996. We are a company limited by shares organized under the laws of the State of Israel. Our principal executive offices are located at 22 Hanagar Street, Neve Ne’eman Industrial Zone B, Hod-Hasharon 4501317, Israel, and our telephone number is +972 (9) 761-9200. We have irrevocably appointed Allot Communications Inc. as our agent to receive service of process in any action against us in any United States federal or state court. The address of Allot Communications Inc. is 1500 District Avenue, Burlington, MA 01803.

RISK FACTORS

Investing in any securities described in this prospectus involves risks. You should carefully consider the risk factors set forth in our most recent Annual Report on Form 20-F, and the other information contained or incorporated by reference in this prospectus or any applicable prospectus supplement hereto, before making a decision to invest in our securities. The risks and uncertainties we have described are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. You should carefully consider these risk factors and risks before investing in any of our securities. See “Where You Can Find More Information.”

OFFER STATISTICS AND EXPECTED TIMETABLE

We may sell from time to time pursuant to this prospectus (as may be detailed in an applicable prospectus supplement) an indeterminate number of securities as shall have a maximum aggregate offering price of $200 million. The actual price per share of the ordinary shares that we will offer, or per security of the securities that we will offer, pursuant hereto will depend on a number of factors that may be relevant as of the time of offer. See “Plan of Distribution.”

USE OF PROCEEDS

Unless otherwise specified in an applicable prospectus supplement, we intend to use the proceeds we receive from the sale of securities offered hereunder for general corporate purposes, which may include working capital, capital expenditures, investments and the financing of possible acquisitions. Additional information relating thereto may be set forth in any applicable prospectus supplement.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, marketable securities, short term deposits and short-term restricted deposits and total capitalization as of December 31, 2024. You should read this information in conjunction with the financial information incorporated by reference into this prospectus.

(in thousands, except share and per share amounts)	As of December 31, 2024
Cash and cash equivalents, marketable securities, short-term deposits and short-term restricted deposits	$58,766
Convertible debt	39,973
Shareholders’ equity:
Ordinary shares of NIS 0.10 par value per share: 200,000,000 shares authorized and 39,530,993 shares outstanding	1,012
Additional paid-in capital	318,138
Treasury share at cost: 816,000 shares	(3,998)
Accumulated other comprehensive income	357
Accumulated deficit	(265,700)
Total shareholders’ equity	49,809
Total capitalization	$89,782

DESCRIPTION OF SECURITIES

The descriptions of the securities contained in this prospectus, together with the applicable prospectus supplements, summarize the material terms and provisions of the various types of securities that we may offer. We will describe in the applicable prospectus supplement the particular terms of any securities offered by such prospectus supplement. If we so indicate in the applicable prospectus supplement, the terms of the securities may differ from the terms we have summarized below.

We may sell from time to time, in one or more offerings, ordinary shares, debt securities, subscription rights, warrants and units comprising any combination of these securities. The total dollar amount of all securities that we may issue under this prospectus will not exceed $200 million.

DESCRIPTION OF ORDINARY SHARES

Our authorized share capital consists of 200,000,000 ordinary shares, par value NIS 0.10 per share.  As of December 31, 2024, we had 39,530,993 ordinary shares outstanding and 816,000 treasury shares, for a total of 40,346,993 ordinary shares issued.  All of our outstanding ordinary shares will be validly issued, fully paid and non-assessable. Our ordinary shares are not redeemable and do not have any preemptive rights.

A description of our ordinary shares can be found in “Description of the Registrant’s Securities Registered Pursuant to Section 12 of the Securities Act of 1934,” filed as Exhibit 2.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 27, 2025 and incorporated by reference herein.

DESCRIPTION OF DEBT SECURITIES

We may issue debt securities together with other securities or separately. The debt securities will be issued under an indenture between us and a trustee identified in the applicable prospectus supplement, the form of which is incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The executed indenture will be incorporated by reference from a report on Form 6-K. We encourage you to read the indenture, which will govern your rights as a holder of debt securities. The indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended.

We may issue the debt securities in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will describe the particular terms of each series of debt securities in a prospectus supplement relating to that series, which we will file with the SEC.

The applicable prospectus supplement, including any applicable pricing supplement, will set forth, to the extent required, the following terms of each series of debt securities in respect of which the prospectus supplement is delivered:

●	the title of the series;

●	the aggregate principal amount;

●	the issue price or prices, expressed as a percentage of the aggregate principal amount of the debt securities;

●	any limit on the aggregate principal amount;

●	the date or dates on which principal is payable;

●	the interest rate or rates (which may be fixed or variable) and, if applicable, the method used to determine such rate or rates;

●	the date or dates from which interest, if any, will be payable and any regular record date for the interest payable;

●	the place or places where principal and, if applicable, premium and interest is payable;

●	the terms and conditions upon which we may, or the holders may require us to, redeem or repurchase the debt securities;

●	the denominations in which such debt securities may be issuable, if other than denomination of $1,000, or any integral multiple of that number;

●	whether the debt securities are to be issuable in the form of certificated debt securities or global debt securities;

●	the portion of principal amount that will be payable upon declaration of acceleration of the maturity date if other than the principal amount of the debt securities;

●	the currency of denomination;

●	the designation of the currency, currencies or currency units in which payment of principal and, if applicable, premium and interest, will be made;

●	if payments of principal and, if applicable, premium or interest, on the debt securities are to be made in one or more currencies or currency units other than the currency of denominations, the manner in which exchange rate with respect to such payments will be determined;

●	if amounts of principal and, if applicable, premium and interest may be determined by reference to an index based on a currency or currencies, or by reference to a commodity, commodity index, stock exchange index, or financial index, then the manner in which such amounts will be determined;

●	the provisions, if any, relating to any collateral provided for such debt securities;

●	any events of default;

●	the terms and conditions, if any, for conversion into or exchange for our ordinary shares;

●	any depositaries, interest rate calculation agents, exchange rate calculation agents, or other agents; and

●	the terms and conditions, if any, upon which the debt securities shall be subordinated in right of payment to other indebtedness of our company.

One or more debt securities may be sold at a substantial discount below their stated principal amount. We may also issue debt securities in bearer form, with or without coupons. If we issue discount debt securities or debt securities in bearer form, we will describe material U.S. federal income tax considerations and other material special considerations that apply to these debt securities in the applicable prospectus supplement.

We may issue debt securities denominated in or payable in a foreign currency or currencies or a foreign currency unit or units. If we do, we will describe the restrictions, elections and general tax considerations relating to the debt securities and the foreign currency or currencies (or foreign currency unit or units) in the applicable prospectus supplement.

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement. Global securities will be issued in registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for individual debt securities, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any debt securities of a series and the rights of and limitations upon owners of beneficial interests in a global security will be described in the applicable prospectus supplement.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase our ordinary shares. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the shareholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The prospectus supplement relating to any subscription rights we offer, if any, will, to the extent applicable, include specific terms relating to the offering, including some or all of the following:

●	the price, if any, for the subscription rights;

●	the exercise price payable for each ordinary share upon the exercise of the subscription rights;

●	the number of subscription rights to be issued to each shareholder;

●	the number and terms of the ordinary shares which may be purchased per each subscription right;

●	the extent to which the subscription rights are transferable;

●	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

●	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

●	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

●	if applicable, the material terms of any standby underwriting or purchase arrangement which may be entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights agreement, which will be filed with the SEC if we offer subscription rights.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase ordinary shares. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

●	the title of such warrants;

●	the aggregate number of such warrants;

●	the price or prices at which such warrants will be issued and exercised;

●	the currency or currencies in which the price of such warrants will be payable;

●	the securities purchasable upon exercise of such warrants;

●	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

●	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

●	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

●	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

●	information with respect to book-entry procedures, if any;

●	any material Israeli and U.S. federal income tax consequences;

●	the anti-dilution provisions of the warrants, if any; and

●	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

The prospectus supplement relating to any units we offer, if any, will, to the extent applicable, include specific terms relating to the offering, including some or all of the following:

●	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

●	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

●	any material provisions of the governing unit agreement that differ from those described above.

The description in the applicable prospectus supplement of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement, which will be filed with the SEC if we offer units.

PLAN OF DISTRIBUTION

We may sell the securities in one or more of the following ways (or in any combination) from time to time:

●	through underwriters or dealers;

●	directly to a limited number of purchasers or to a single purchaser;

●	through agents; or

●	through any other method permitted by applicable law and described in the applicable prospectus supplement.

The distribution of our securities may be carried out, from time to time, in one or more transactions, including:

●	block transactions and transactions on the Nasdaq Global Select Market or any other organized market where the securities may be traded;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to a prospectus supplement;

●	ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

●	sales “at the market” to or through a market maker or into an existing trading market, on an exchange or otherwise; or

●	sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

A prospectus supplement or supplements (and any related free writing prospectus that we may authorize to be provided to you) will describe the terms of the offering of the securities, including, to the extent applicable:

●	the name or names of any underwriters, dealers or agents;

●	the method of distribution;

●	the public offering price or purchase price and the proceeds to us from that sale;

●	the expenses of the offering;

●	any discounts to be allowed or paid to the underwriters, dealers or agents;

●	all other items constituting underwriting compensation and the discounts to be allowed or paid to dealers, if any; and

●	any other information regarding the distribution of the securities that we believe to be material.

Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. We may, from time to time, authorize agents acting on a best or reasonable efforts basis as our agents to solicit or receive offers to purchase the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and dealers may receive compensation in the form of discounts or concessions from the underwriters and commissions from the purchasers for whom they may act as agent.

Underwriters, dealers and agents who participate in the distribution of securities and their controlling persons may be entitled, under agreements that may be entered into with us to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents and their controlling persons may be required to make in respect of those liabilities.

We may also make direct sales through subscription rights distributed to our existing shareholders on a pro rata basis, which may or may not be transferable. In any distribution of subscription rights to our shareholders, if all of the underlying securities are not subscribed for, we may then sell the unsubscribed securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed securities to third parties.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. If any such activities will occur, they will be described in the applicable prospectus supplement.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and executive officers and any Israeli experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and executive officers are located outside of the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have irrevocably appointed Allot Communications, Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

We have been informed by our Israeli counsel, Goldfarb Gross Seligman & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws on the basis that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Securities Exchange Act of 1934, as amended, or the Exchange Act, and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things, the following key conditions are met:

●	the judgment is obtained after due process before a court of competent jurisdiction according to the laws of the state in which the judgment is given and the judgment is enforceable according to the law of the foreign state in which the relief was granted;

●	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel; and

●	the substance of the judgment and its enforcement is not contrary to the law, public policy, security or sovereignty of the State of Israel.

Even if the above conditions are met, an Israeli court will not enforce a U.S. judgment in a civil matter if:

●	the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases and a request by the attorney general);

●	the judgment was obtained by fraud;

●	the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

●	the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;

●	the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or

●	at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. Under existing Israeli law, a foreign judgment payable in foreign currency may be paid in Israeli currency at the rate of exchange in force on the date of the payment. Current Israeli exchange control regulations also permit a judgment debtor to make payment in foreign currency.  Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPENSES

The following is an estimate, subject to future contingencies, of the expenses we may incur in connection with the issuance and distribution of the securities being registered. All amounts listed in the table below are estimates except the SEC registration fee.

Expense	Estimated Amount
SEC registration fee	$30,620
Printing expenses	5,000
Legal fees and expenses	30,000
Accounting fees and expenses	20,000
Miscellaneous costs	14,380
Total	$100,000

LEGAL MATTERS

Goldfarb Gross Seligman & Co. will pass upon the validity of the securities being registered hereby and certain other legal matters in connection with the registration of such securities. Paul Hastings LLP will pass certain matters of New York law for us in connection with the registration of certain securities being registered hereby. Additional legal matters may be passed upon for us, any underwriter and any selling security holders by counsel that we will name in the applicable prospectus supplement.

EXPERTS

    The consolidated financial statements of ALLOT LTD. appearing in ALLOT LTD.'s Annual Report (Form 20-F) for the year ended December 31, 2024, and the effectiveness of ALLOT LTD.'s internal control over financial reporting as of December 31, 2024 have been audited by Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We are subject to the information requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including Annual Reports on Form 20-F and disclosure furnished under cover of Form 6-K. The SEC maintains a website (www.sec.gov) that contains reports and other information regarding issuers, such as us, that file electronically with the SEC. We also maintain a website (www.allot.com), from which you can access such reports and other information free of charge as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Incorporation by Reference

The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and any applicable prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus and any applicable prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC (other than those documents or the portions of those documents that are “furnished” unless otherwise specified below):

●	our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 27, 2025; and

●	the description of our ordinary shares under “Item 1. Description of Registrant’s Securities to be Registered” in our registration statement on Form 8-A (File No. 001-33129), filed with the SEC on November 3, 2006, as updated by the description of our ordinary shares contained in Exhibit 2.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025, including any subsequent amendment or any report filed for purposes of updating such description.

In addition, any other reports on Form 6-K that we subsequently furnish to the SEC pursuant to the Exchange Act prior to the termination of an offering made pursuant to this prospectus, but excluding any information furnished to, rather than filed with, the SEC, will also be incorporated by reference into this prospectus (if they state that they are incorporated by reference into this prospectus) and deemed to be part of this registration statement from the date of the filing of such documents.

5,000,000 Shares

Allot Ltd.

Ordinary Shares

Prospectus Supplement

June 24, 2025

Joint Book-Running Managers

TD Cowen	William Blair

Lead Manager

Needham & Company

Co-Manager

Northland Capital Markets